CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information in the accompanying Post-Effective Amendment to the Registration Statement on Form N-1A of the Camelot Premium Return Fund, a series of shares of beneficial interest of Mutual Fund Series Trust, of our report dated November 23, 2011 on the financial statements and financial highlights included in the September 30, 2011 Annual Report to the Shareholders of the above referenced fund.

We further consent to the references to our firm under the heading “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania

January 30, 2012